FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: E*TRADE FUNDS

3.	Securities and Exchange Commission File No.: 811-09093

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☒ Initial Application	☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

4500 Bohannon Drive
Menlo Park, CA 94025

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Dilia M. Caballero, Esq.
E*TRADE FINANCIAL Corp.
671 N. Glebe Road
Arlington, VA 22203
(703) 236-8524

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Timothy Williams
E*TRADE FINANCIAL Corp.
671 N. Glebe Road
Arlington, VA 22203
(703) 236-8234

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	☒	Management company;

	☐	Unit investment trust; or

	☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☒	Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

E*TRADE Asset Management, Inc.
4500 Bohannon Drive
Menlo Park, California 94025

Kobren Insight Management, Inc.
20 William Street
Wellesley Hills, Massachusetts 02481

World Asset Management, Inc.
255 East Brown Street
Suite 250
Birmingham, Michigan 48009

Delphi Management, Inc.
50 Rowes Wharf
Boston, Massachusetts 02114

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

		E*TRADE Securities	Kobren Insight Brokerage, Inc.
		135 E. 57th Street	20 William Street, Suite 310
		31st Floor	P.O. Box 9135
		New York, NY 10022	Wellesley Hills, MA 02481

13.	If the fund is a unit investment trust (“UIT”) provide:

Depositor’s name(s) and address(es): N/A

Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐ Yes	☒ No

If Yes, for each UIT state: Name(s):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

February 18, 2009 (for E*TRADE S&P500 Index Fund, E*TRADE Russell 2000 Index Fund, E*TRADE International Index Fund, E*TRADE Technology Index Fund and E*TRADE Kobren Growth Fund)

April 8, 2009 (for E*TRADE Delphi Value Fund)

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Article XI, Section 11.04(c) of the Trust’s Trust Instrument provides that the Trustees may, subject to any ncessary Shareholder, Trustee, and regulatory approvals, at any time sell and convert into money all of the assets of the Trust or any affected Series.

Upon making reasonable provision, in the determination of the Trustees, for the payment of all liabilities, by such assumption or otherwise, the Trustees shall distribute the remaining proceeds or assets (as the case may be) of each Series (or class) ratably among the holders of Shares of that Series (or class) then outstanding.

Article XI, Section 11.04(d) of the Trust’s Trust Instrument provides that upon completion of the distribution of the remaining proceeds or the remaining assets as provided in Subsections 11.04(b) or 11.04(c), as applicable, the Trust or any affected Series shall terminate and the Trustees and the Trust shall be discharged of any and all further liabilities and duties hereunder and the right, title and interest of all parties with respect to the Trust or Series shall be canceled and discharged.

Title 12, Chapter 38, Section 3806(b)(3) of the Delaware Code provides, among other things,  that the governing instrument of a Delaware Statutory Trust may contain any provisions which provide for the disposition of all or any part of the assets of any series, or the dissolution of the statutory trust, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	☒ Yes	☐ No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

March 30, 2009
April 27, 2009

	(b)	Were the distributions made on the basis of net assets?

	☒ Yes	☐ No

	(c)	Were the distributions made pro rata based on share ownership?

	☒ Yes	☐ No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

	☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

	☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒ Yes	☐ No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

	☐ Yes	☒ No

If Yes,
	(a)		Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)		Why has the fund retained the remaining assets?

	(c)		Will the remaining assets be invested in securities?

		☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐ Yes		☒ No

If Yes,
	(a)		Describe the type and amount of each debt or other liability:

	(b)		How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)		List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $50,000

(ii) Accounting expenses: None

(iii) Other expenses (list and identify separately): None

(iv) Total expenses (sum of lines (i)-(iii) above): $50,000

	(b)		How were those expenses allocated? All expenses of the Funds incurred in connection with the liquidations were borne by E*TRADE Asset Management, Inc.

	(c)		Who paid those expenses? E*TRADE Asset Management, Inc.

	(d)		How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of E*TRADE Funds , (ii) she is the Secretary and Chief Legal Officer of E*TRADE Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Dilia M. Caballero
Dilia M. Caballero